Clovis Oncology, Inc.

5500 Flatiron Parkway, Suite 100

Boulder, Colorado 80301

November 29, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Clovis Oncology, Inc. – Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-251120)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Clovis Oncology, Inc. (the “Company”), hereby requests the consent of the United States Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 333-251120), as originally filed with the Commission on December 4, 2020, together with all exhibits thereto (collectively, the “Registration Statement”), with such request to be approved effective as of the date hereof or as soon as practicable hereafter. The Registration Statement was declared effective on December 16, 2020.

The Company is seeking withdrawal of the Registration Statement because the offer and sale of the securities registered therein are no longer being offered or sold pursuant to the Registration Statement and the Company’s contractual obligation to maintain the effectiveness of the Registration Statement has expired. The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

If you have any questions regarding this application for withdrawal, please contact our outside counsel, Thomas Mark of Willkie Farr & Gallagher LLP, at (212) 728-8667.

Very truly yours,

/s/ Paul E. Gross

Paul E. Gross

Executive Vice President and General Counsel

cc:	Thomas Mark, Esq., Willkie Farr & Gallagher LLP